General New York Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General New York Municipal Money Market Fund, covering the six-month period from December 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

While some longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 3%. What's more, yield differences across the money market's maturity spectrum have widened during most of the reporting period, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General New York Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2005, the fund produced annualized yields of 1.41% for Class A shares and 1.08% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 1.42% and 1.08% for Class A and Class B shares, respectively. From their inception on March 22, 2005, through the end of the semiannual reporting period on May 31, 2005, the fund's E*TRADE Class shares produced an annualized yield of 1.75% and an annualized effective yield of 1.77%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering U.S. economy as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality, municipal money market instruments that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases.

Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may in turn lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by higher short-term interest rates. The end of the U.S. presidential election just weeks before the start of the reporting period lifted a cloud of uncertainty from the economy and financial markets, leading investors to worry that the Fed might raise interest rates to a higher level and at a faster pace than they previously expected. However, as it had since implementing the first rate hike of the current cycle in late June 2004, the Fed continued to raise short-term interest rates gradually and steadily at each of the four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, driving the overnight federal funds rate to 3% by the end of May 2005. Yields of tax-exempt money market instruments generally rose along with interest rates.

The fund also was influenced by an improving credit environment in New York. Higher tax receipts in the recovering economy helped support better fiscal conditions, particularly for the City of New York, which received a credit-rating upgrade in May 2005 from one of the major bond rating agencies. Since New York issuers had less need to borrow, the volume of new securities issuance declined compared to the same period one year earlier, while investor demand remained relatively robust.

In this environment, we maintained our focus on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. However, most money market funds adopted a similar strategy, and the industry's weighted average maturity in May fell to the shortest point on record. The fund's weighted average maturity was modestly longer than industry averages. To achieve this position, we found relatively attractive yields from commercial paper with maturities between one and three months. In addition, we increased the fund's holdings of variable rate demand notes. Investing in shorter-term instruments enabled us to avoid locking in yields of one-year notes in a rising interest-rate environment.

What is the fund's current strategy?

The U.S. and global economies recently have sent mixed signals, suggesting that the economic cycle is moving to a phase that typically is characterized by slower growth. While we believe that the Fed may be approaching the end of its moves toward a less accommodative monetary policy, it likely will continue to raise the federal funds rate at one or more of its upcoming FOMC meetings. Accordingly, we have continued to focus on shorter-term instruments that give the fund the liquidity it needs to capture higher yields as they arise. However, we are prepared to revise our strategies as market conditions change.

June 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 0.99% and an annualized effective yield of 0.99%, and the fund's E*TRADE Class shares would have produced an annualized yield of 1.67% and an annualized effective yield of 1.68%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Money Market Fund from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2005[†]

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000[††]	$ 3.30	$ 4.95	$ 1.95
Ending value (after expenses)	$1,007.10	$1,005.40	$1,003.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2005[†]

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000[††]	$ 3.33	$ 4.99	$ 1.95
Ending value (after expenses)	$1,021.64	$1,020.00	$1,007.78

[†] *For Class A and Class B shares and from March 22, 2005 (commencement of initial offering) to May 31, 2005 for E*TRADE Class shares.*

[††] *Expenses are equal to the fund's annualized expense ratio of .66% for Class A shares, .99% for Class B shares and 1.00% fo E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 182/365 for Class A and B shares and 71/365 for E*TRADE Class shares (to reflect the one-half year period for Class A and Class B and actual days since inception for E*TRADE Class shares).*

STATEMENT OF INVESTMENTS

May 31, 2005 (Unaudited)

Tax Exempt Investments–99.6%	Principal Amount ($)	Value ($)
New York–97.2%		
Albany City School District, GO Notes, RAN		
3.25%, 10/28/2005	3,500,000	3,511,196
Albany Industrial Development Agency, VRDN:		
Civic Facility Revenue:		
(Albany College of Pharmacy)		
3.01% (LOC; SunTrust Bank)	4,000,000 [a]	4,000,000
Refunding (Albany Institution History & Art)		
3.06% (LOC; Key Bank)	2,075,000 [a]	2,075,000
(Renaissance Corp. Albany Project)		
3.04% (LOC; M&T Bank)	3,425,000 [a]	3,425,000
(University of Albany Foundation Student)		
2.96% (Insured; AMBAC and Liquidity		
Facility; Key Bank)	600,000 [a]	600,000
IDR (Davies Office Refurbishing)		
2.98% (LOC; HSBC Bank USA)	900,000 [a]	900,000
Allegany County, GO Notes, BAN		
3.50%, 12/8/2005 (LOC; DEPFA Bank PLC)	3,000,000	3,020,169
Allegany-Limestone Central School District		
GO Notes, BAN 2.75%, 6/24/2005	5,200,000	5,203,219
Babylon Industrial Development Agency, IDR		
VRDN (J. D'Addario & Co. Inc. Project)		
3% (LOC; Bank of America)	1,500,000 [a]	1,500,000
Beacon, GO Notes, BAN 3%, 12/23/2005	2,000,000	2,008,784
Cattaraugus County, GO Notes		
Refunding (Public Improvement)		
3%, 6/1/2005 (Insured; MBIA)	1,060,000	1,060,000
County of Erie, GO Notes:		
(Public Improvement) 5.50%, 7/1/2005		
(Insured; AMBAC)	1,055,000	1,057,868
RAN 3%, 7/13/2005 (LOC; Citigroup Inc.)	7,350,000	7,357,040
Erie County Industrial Development Agency		
VRDN:		
Civic Facility Revenue:		
(Hauptman-Woodward Project)		
3.03% (LOC; Key Bank)	2,400,000 [a]	2,400,000
(Multi-Mode-UCP Association)		
3.03% (LOC; Key Bank)	5,100,000 [a]	5,100,000
(People Inc. Project)		
3.03% (LOC; Key Bank)	2,935,000 [a]	2,935,000
IDR, MMARS 3rd Program-B&G Properties		
3.05% (LOC; HSBC Bank USA)	1,095,000 [a]	1,095,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Hempstead Industrial Development Agency, IDR Refunding, VRDN (Trigen-Nassau Energy) 2.98% (LOC; Societe Generale)	5,200,000 [a]	5,200,000
Town of Islip, GO Notes, BAN 3%, 11/23/2005	1,800,000	1,806,711
Islip Industrial Development Agency, IDR VRDN (Brentwood Distribution Co. Facility) 2.99% (LOC; Bank of America)	1,000,000 [a]	1,000,000
Kings Park Central School District, GO Notes, TAN 3%, 6/29/2005	4,000,000	4,002,515
Metropolitan Transportation Authority, Transportation Revenue, CP 2.75%, 6/10/2005 (LOC; ABN-AMRO)	18,000,000	18,000,000
Monroe County Industrial Development Agency VRDN:		
Civic Facility Revenue:		
(Heritage Christian Home Project) 3.03% (LOC; Key Bank)	3,045,000 [a]	3,045,000
(YMCA of Greater Rochester) 3.01% (LOC; M&T Bank)	5,520,000 [a]	5,520,000
College and University Revenue (Monroe Community College) 3.04% (LOC; M&T Bank)	3,500,000 [a]	3,500,000
IDR (Jamestown Continental) 3.05% (LOC; HSBC Bank USA)	1,075,000 [a]	1,075,000
LR (Robert Weslayan) 3.04% (LOC; M&T Bank)	2,905,000 [a]	2,905,000
Monroe Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 3.05% (Liquidity Facility: Merrill Lynch and WestLB AG)	6,700,000 [a]	6,700,000
Nassau County Tobacco Settlement Corporation Tobacco Settlement Revenue, VRDN:		
3.05%, 1208 (Liquidity Facility; Merrill Lynch)	10,800,000 [a]	10,800,000
3.05%, 1209 (Liquidity Facility; Merrill Lynch)	5,000,000 [a]	5,000,000
State of New York, GO Notes:		
3%, 3/15/2006	3,000,000	3,011,567
Refunding 2.50%, 10/15/2005	3,170,000	3,172,889
New York City, GO Notes:		
4%, 8/1/2005	8,400,000	8,427,026
5%, Series E, 8/1/2005	2,000,000	2,009,183
5%, Series G, 8/1/2005	5,500,000	5,527,806
VRDN 3.02% (Liquidity Facility; Merrill Lynch)	9,320,000 [a]	9,320,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Industrial Development Agency		
VRDN:		
Civic Facility Revenue:		
(Brooklyn United Methodist Project)		
2.95% (LOC; The Bank of New York)	2,900,000 a	2,900,000
(Columbia Grammar & Preparatory)		
2.95% (LOC; Allied Irish Banks)	1,900,000 a	1,900,000
(Jamaica First Package LLC Project)		
2.98% (LOC; JPMorgan Chase Bank)	9,250,000 a	9,250,000
(Mercy College Project)		
2.99% (LOC; Key Bank)	3,900,000 a	3,900,000
IDR (Allway Tools Inc. Additional Project)		
3.03% (LOC; Citibank)	2,130,000 a	2,130,000
New York City Municipal Water Finance Authority		
VRDN (Water & Sewer System)		
2.86% (Insured; FGIC and Liquidity Facility; FGIC)	300,000 a	300,000
New York City Transitional Finance Authority		
Finance Authority Revenue, VRDN:		
(Future Tax Secured):		
2.95% (Liquidity Facility; Landesbank		
Landesbank Hessen-Thuringen Girozentrale)	12,700,000 a	12,700,000
2.96% (Liquidity Facility; Bayerische Landes Bank)	7,000,000 a	7,000,000
(New York City Recovery):		
2.94% (Liquidity Facility; The Bank of New York)	8,000,000 a	8,000,000
2.95% (Liquidity Facility; Landesbank		
Hessen-Thuringen Girozentrale)	6,525,000 a	6,525,000
2.95% (Liquidity Facility; The Bank of New York)	1,400,000 a	1,400,000
2.96% (Liquidity Facility; JPMorgan Chase Bank)	6,000,000 a	6,000,000
2.96% (Liquidity Facility; The Bank of New York)	5,600,000 a	5,600,000
3.05% (Liquidity Facility; The Bank of New York)	8,330,000 a	8,330,000
New York Counties Tobacco Trust II, Tobacco Settlement		
Revenue, VRDN 3.05%		
(Liquid Facility; Merrill Lynch)	5,215,000 a	5,215,000
New York State Dormitory Authority:		
College and University Revenue (FIT Student Housing)		
5.75%, 7/1/2005 (Insured; AMBAC)	1,650,000	1,655,005
Revenues, VRDN:		
(Mount Sinai Health)		
3.02% (Liquidity Facility; Merrill Lynch)	9,335,000 a	9,335,000
(Park Ridge Hospital Inc.)		
2.96% (LOC; JPMorgan Chase Bank)	11,500,000 a	11,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Energy Research & Development Authority Electric Facilities Revenue, VRDN (Long Island Lighting Co.) 2.98% (LOC; Royal Bank of Scotland)	2,200,000 a	2,200,000
New York State Housing Finance Agency		
Revenue, VRDN:		
(33 West End Avenue Apartments)		
3.02% (LOC; HSBC Bank USA)	9,000,000 a	9,000,000
(250 West 93rd Street)		
3.01% (LOC; Bank of America)	13,000,000 a	13,000,000
(400 3rd Avenue Apartments)		
3.02% (LOC; Key Bank)	5,500,000 a	5,500,000
(Chelsea Apartments)		
3.08% (Insured; FNMA and Liquidity Facility; FNMA)	22,200,000 a	22,200,000
(East 39 Street Housing)		
2.98% (Insured; FNMA and Liquidity Facility; FNMA)	4,800,000 a	4,800,000
(Hospital Special Surgery Staff)		
2.98% (LOC; JPMorgan Chase Bank)	1,200,000 a	1,200,000
(Rip Van Winkle House)		
3.06% (Insured; FHLMC and Liquidity Facility; FHLMC)	5,800,000 a	5,800,000
(Sea Park West Housing)		
3% (Insured; FHLMC and Liquidity Facility; FHLMC)	3,750,000 a	3,750,000
(South Cove Plaza)		
3.08% (LOC; FHLMC)	1,410,000 a	1,410,000
(Tribeca)		
2.97% (Insured; FMNA)	7,900,000 a	7,900,000
(Union Square South Housing)		
2.97% (Insured; FHLMC and Liquidity Facility; FHLMC)	5,000,000 a	5,000,000
New York State Power Authority		
Electric Revenue, CP:		
2.75%, 6/15/2005 (Liquidity Facility: Bank of Nova Scotia, Bayerische Landesbank, Dexia Credit Locale, JPMorgan Chase Bank, Landesbank Hessen-Thuringen Girozentrale, State Street Bank and Trust Co., The Bank of New York and Wachovia Bank)	7,900,000	7,900,000
2.95%, 6/15/2005 (Liquidity Facility: Bank of Nova Scotia, Bayerische Landesbank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co., The Bank of New York and Wachovia Bank)	4,100,000	4,100,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Power Authority		
Electric Revenue, CP (continued):		
3%, 6/15/2005 (Liquidity Facility: Bank of Nova Scotia, Bayerische Landesbank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co., The Bank of New York and Wachovia Bank)	14,154,000	14,154,000
New York State Thruway Authority		
General Revenue, BAN 2.25%, 10/6/2005	4,000,000	4,001,339
New York State Urban Development Corporation		
Correctional & Youth Facilities Service Revenue VRDN 3.01% (Liquidity Facility; Merrill Lynch)	3,500,000 [a]	3,500,000
Niagara County Industrial Development Agency		
Civic Facility Revenue, VRDN (NYSARC Inc.) 3.03% (LOC; Key Bank)	2,900,000 [a]	2,900,000
Oneida County Industrial Development Agency		
IDR, VRDN (CMB Oriskany) 3.10% (LOC; The Bank of New York)	2,210,000 [a]	2,210,000
Otsego County Industrial Development Agency		
Civic Facility Revenue, VRDN (Noonan Community Service Corporation Project) 2.99% (LOC; FHLB)	2,000,000 [a]	2,000,000
Port Authority of New York and New Jersey:		
Special Obligation Revenue (Versatile Structure Obligation) VRDN:		
2.98% (Liquidity Facility; Bank of Nova Scotia)	22,400,000 [a]	22,400,000
2.98% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	34,000,000 [a]	34,000,000
Transportation Revenue, CP 2.98%, 6/10/2005 (Liquidity Facility: Bank of Nova Scotia, JPMorgan Chase Bank and Lloyds TSB Bank PLC)	10,000,000	10,000,000
Poughkeepsie Industrial Development Agency		
Senior Living Facility Revenue, VRDN (Manor at Woodside Project) 3% (LOC; The Bank of New York)	5,000,000 [a]	5,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN		
3.03% (Liquidity Facility; Bank of New York)	8,300,000 [a]	8,300,000
Rockville Centre Union Free School District, GO Notes		
TAN 2.50%, 6/29/2005	5,000,000	5,001,446
Sachem Central School District of Holbrook, GO Notes		
3.125%, 7/15/2005 (Insured; MBIA)	900,000	901,177

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Saint Lawrence County Industrial Development Agency, VRDN:		
Civic Facility Revenue (Canton-Potsdam Hospital Project) 2.99% (LOC; Key Bank)	5,808,000 a	5,808,000
IDR (Newspapers Corp.) 3.10% (LOC; Key Bank)	2,305,000 a	2,305,000
Sayville Union Free School District, GO Notes TAN 3%, 6/30/2005	3,000,000	3,002,079
Schenectady County Industrial Development Agency, Civic Facility Revenue, VRDN (Sunnyview Hospital and Rehabilitation Center) 2.98% (LOC; Key Bank)	4,000,000 a	4,000,000
Schoharie County Industrial Development Agency Civic Facility Revenue, VRDN (Bassett Hospital Project) 3.03% (LOC; Key Bank)	1,600,000 a	1,600,000
Southeast Industrial Development Agency, IDR VRDN (Unilock New York Inc. Project) 3.13% (LOC; Bank One)	1,800,000 a	1,800,000
Suffolk County, GO Notes, TAN 3.25%, 8/16/2005	10,000,000	10,023,392
Suffolk County Industrial Development Agency, IDR VRDN (Belmont Villas LLC Facility) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	6,255,000 a	6,255,000
Syracuse Industrial Development Agency Civic Facility Revenue, Refunding, VRDN (Crouse Health Hospital) 3.04% (LOC; M&T Bank)	4,000,000 a	4,000,000
Tobacco Settlement Financing Authority, Revenue 4%, 6/1/2005	1,500,000	1,500,000
Ulster County Industrial Development Agency IDR, VRDN (Kingston Block and Masonry) 3.10% (LOC; The Bank of New York)	3,290,000 a	3,290,000
Town of Vestal, GO Notes, BAN 3%, 7/15/2005	5,000,000	5,004,600
Warren & Washington Counties Industrial Development Agency, IDR, VRDN (Angiodynamics Project) 3.10% (LOC; Key Bank)	3,100,000 a	3,100,000
West Babylon Union Free School District, GO Notes TAN 3%, 6/29/2005	1,000,000	1,000,686

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Westchester County Industrial Development Agency, Civic Facility Revenue, VRDN:		
Refunding (Rye Country Day School Project)		
2.99% (LOC; Allied Irish Banks)	5,000,000 a	5,000,000
(Young Women's Christian Association)		
2.95% (LOC; The Bank of New York)	4,495,000 a	4,495,000
Yonkers Industrial Development Agency, VRDN:		
Civic Facility Revenue		
(Consumers Union Facility)		
2.98% (LOC; Bank of New York)	1,000,000 a	1,000,000
IDR (104 Ashburton Avenue LLC)		
3% (LOC; Key Bank)	2,925,000 a	2,925,000
U.S. Related−2.4%		
Commonwealth of Puerto Rico, Fuel Sales Tax Revenue VRDN 2.98% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5,225,000 a	5,225,000
Puerto Rico Municipal Finance Agency, Revenue VRDN 2.98% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	6,500,000 a	6,500,000
Puerto Rico Public Finance Corporation, Revenue VRDN, Putters Program 2.98% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	1,000,000 a	1,000,000
Total Investments (cost $537,872,697)	**99.6%**	**537,872,697**
Cash and Receivables (Net)	**.4%**	**2,413,675**
Net Assets	**100.0%**	**540,286,372**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**IDR**	Industrial Development Revenue
FGIC	Financial Guaranty Insurance Company	**LOC**	Letter of Credit
FHLB	Federal Home Loan Bank	**LR**	Lease Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes
		TAN	Tan Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	76.0
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	12.0
Not Rated [c]		Not Rated [c]		Not Rated [c]	12.0
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	537,872,697	537,872,697
Interest receivable		3,069,817
Prepaid expenses		65,012
		541,007,526
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		340,982
Cash overdraft due to Custodian		297,483
Payable for shares of Beneficial Interest redeemed		51,345
Accrued expenses		31,344
		721,154
Net Assets ($)		**540,286,372**
Composition of Net Assets ($):		
Paid-in capital		540,286,282
Accumulated net realized gain (loss) on investments		90
Net Assets ($)		**540,286,372**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	286,552,517	82,409,760	171,324,095
Shares Outstanding	286,572,561	82,404,386	171,324,087
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**4,270,391**
Expenses:	
Management fee–Note 2(a)	984,449
Shareholder servicing costs–Note 2(c)	311,951
Distribution and prospectus fees–Note 2(b)	103,980
Professional fees	48,088
Custodian fees	22,405
Registration fees	20,792
Prospectus and shareholders' reports	12,962
Trustees' fees and expenses–Note 2(d)	5,669
Miscellaneous	18,478
Total Expenses	**1,528,774**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(45,446)
Less–expense reduction in custody fees due to earnings credits–Note 1(b)	(12,715)
Net Expenses	**1,470,613**
Investment Income–Net	**2,799,778**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**90**
Net Increase in Net Assets Resulting from Operations	**2,799,868**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30, 2004
Operations ($):		
Investment income–net	2,799,778	1,670,688
Net realized gain (loss) on investments	90	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,799,868**	**1,670,688**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,054,608)	(1,606,034)
Class B shares	(271,146)	(64,654)
E*TRADE Class	(474,024)	–
Total Dividends	**(2,799,778)**	**(1,670,688)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	323,716,595	647,011,754
Class B shares	138,958,940	93,383,745
E*TRADE Class	191,980,282	–
Dividends reinvested:		
Class A shares	1,997,715	1,560,218
Class B shares	270,707	64,598
E*TRADE Class	474,024	–
Cost of shares redeemed:		
Class A shares	(330,887,110)	(671,720,574)
Class B shares	(82,428,774)	(106,307,643)
E*TRADE Class	(21,130,219)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**222,952,160**	**(36,007,902)**
Total Increase (Decrease) in Net Assets	**222,952,250**	**(36,007,902)**
Net Assets ($):		
Beginning of Period	317,334,122	353,342,024
End of Period	**540,286,372**	**317,334,122**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended May 31, 2005 | | Year Ended November 30, | | | |
Class A Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.007	.005	.005	.009	.024	.033
Distributions:						
Dividends from investment income−net	(.007)	(.005)	(.005)	(.009)	(.024)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.42[a]	.52	.46	.86	2.40	3.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[a]	.66	.65	.66	.63	.67
Ratio of net expenses to average net assets	.66[a]	.66	.65	.66	.63	.67
Ratio of net investment income to average net assets	1.41[a]	.52	.47	.86	2.35	3.31
Net Assets, end of period ($ X 1,000)	286,553	291,725	314,874	346,578	420,605	381,658

[a]   Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.005	.002	.003	.005	.020	.030
Distributions:						
Dividends from investment income—net	(.005)	(.002)	(.003)	(.005)	(.020)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.08[a]	.22	.31	.52	2.03	3.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.08[a]	1.08	1.07	1.06	1.05	1.06
Ratio of net expenses to average net assets	.99[a]	.95	.80	1.00	.98	.98
Ratio of net investment income to average net assets	1.28[a]	.20	.32	.52	1.89	2.94
Net Assets, end of period ($ X 1,000)	82,410	25,609	38,468	45,352	41,580	36,056

[a]   Annualized.
See notes to financial statements.

E*TRADE Class Shares	Period Ended May 31, 2005 (Unaudited)[a]
Per Share Data ($):	
Net asset value, beginning of period	1.00
Investment Operations:	
Investment income−net	.003
Distributions:	
Dividends from investment income−net	(.003)
Net asset value, end of period	1.00
Total Return (%)	1.68[b]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.00[b]
Ratio of net expenses to average net assets	1.00[b]
Ratio of net investment income to average net assets	1.57[b]
Net Assets, end of period ($ X 1,000)	171,324

[a] *From March 22, 2005 (commencement of initial offering) to May 31, 2005.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 26, 2005, the Board of Directors approved the addition of E*TRADE Class shares of the fund, which commenced initial offering on March 22, 2005.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and E*TRADE Class shares. Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended May 31, 2005, sub-accounting service fees amounted to $10,553 for Class B and $15,050 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

During the period ended May 31, 2005, cash and securities with total value of $169,241,524 were received as a subscription-in-kind for E*TRADE Class shares of the fund.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2004 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of

1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B shares and E*TRADE Class shares. During the period ended May 31, 2005, Class B and E*TRADE Class shares were charged $42,785 and $61,195, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, Class A shares were charged $34,754 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan") Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2004 through May 31, 2005 for Class B shares and from March 22, 2005 through May 31, 2005 for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2005, Class B and E*TRADE Class shares were charged $52,763 and $75,263, respectively, pursuant to the Shareholder Services Plan, of which $17,941 and $27,505, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $35,189 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $225,980, Rule 12b-1 distribution plan fees $42,338, shareholder services plan fees $80,811, chief compliance officer fees $1,693 and transfer agency per account fees $12,297, which are offset against an expense reimbursement currently in effect in the amount of $22,137.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**General New York Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-
month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov
and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation   0574SA0505